UNITED STATES OF AMERICA
             BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.




In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .  CERTIFICATE PURSUANT
                                             .  TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
                                             .
(Public Utility Holding Company              .
          Act of 1935)                       .
_____________________________________________


      Pursuant  to  Rule 24 promulgated by the Securities and Exchange

Commission (SEC) under the Public Utility Holding Company Act of 1935,

as amended, modified by the application(s)-declaration(s) in the above referenced files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the

following paragraphs  report  transactions  carried  out  by   Entergy

Integrated Solutions, Inc. (EIS)<FN1> during the three(3) month period ended  March  31, 1998 pursuant to the authorization of  the  SEC  and provide  such  other  information as is  required  to be  reported  in accordance with the provisions of the Orders.



I.   Summary of Total Assets and Revenues of EIS By Type of Activity


                 Energy Management                Funding of other
                      & DSM         Consulting      Contractors

Total Assets*    $ 108,837,077.13

Total Revenues   $19,263,958.00


*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general business operations.


II.  Summary of Total Assets and Revenues of EIS By Geographic Region



                  Base Region      U.S. (excluding Base Region>  World (excluding U.S.>

Total Assets **   $25,056,925.17          $43,648,655.23

Total Revenues     $6,694,225.41          $12,569,732.59

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



III. Financial Statements



      EIS's unaudited Balance Sheets, as of  March 31, 1998 and  as of the  reporting date, respectively, and Income Statements for the three month period ending March 31, 1998, and for the calendar year to date,

respectively, are attached hereto.

<FN1>  By amendment to its Certificate of Incorporation, Entergy
       Systems and Services, Inc. changed its name to "Entergy
       Integrated Solutions, Inc.", effective May 7, 1996.

     IN WITNESS WHEREOF, the undersigned companies have caused this certificate to be executed this 14TH day of August, 1998.

                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                     Senior Vice President,
                                     General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Senior Vice President
                                      Law and Secretary

                              Entergy Integrated Solutions, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Vice President and Secretary